UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2018

FS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Washington	001-35589	45-4585178
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6920 220th Street SW, Suite 200, Mountlake Terrace, Washington	98043
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  (425) 771-5299

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 8.01 Other Events

As previously reported, on July 17, 2018, FS Bancorp, Inc., Mountlake Terrace, Washington ("FS Bancorp") entered into a definitive agreement (the "Agreement") with Anchor Bancorp, Lacey, Washington ("Anchor Bancorp"), pursuant to which Anchor Bancorp will be merged with and into FS Bancorp (the "Merger"), and immediately thereafter Anchor Bancorp's bank subsidiary, Anchor Bank, will be merged with and into the FS Bancorp's subsidiary bank, 1st Security Bank of Washington.

On September 26, 2018, FS Bancorp and Anchor Bancorp issued a joint press release announcing receipt of the required regulatory approvals necessary for the consummation of the Merger. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The consummation of the Merger remains subject to various closing conditions, including receipt of the requisite approval of the shareholders of Anchor Bancorp upon presentation of the matter for a vote at a special meeting of Anchor Bancorp's shareholders to be held on November 13, 2018.

Forward Looking Statements
This press release contains forward-looking statements regarding FS Bancorp, Anchor, the proposed merger and the combined company after the close of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These statements involve inherent risks, uncertainties and contingencies, many of which are difficult to predict and are generally beyond the control of FS Bancorp, Anchor and the combined company. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by FS Bancorp with the Securities and Exchange Commission (the "SEC"), risks and uncertainties for each institution and the combined institution include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the merger might not be realized within the expected time frames or at all; conditions to the closing of the merger may not be satisfied; the shareholders of Anchor may fail to approve the consummation of the merger; the integration of the combined company, including personnel changes/retention might not proceed as planned; and the combined company might not perform as well as expected. All forward-looking statements included in this communication are based on information available at the time of the communication. FS Bancorp and Anchor undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect new information, future events or circumstances or otherwise that occur after the date on which such statements were made.
Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information
FS Bancorp, Inc. filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction.  The registration statement includes a proxy statement of Anchor Bancorp that also constitutes a prospectus of FS Bancorp, which is being sent to the shareholders of Anchor.  Anchor shareholders are advised to read the proxy statement/prospectus because it contains important information about FS Bancorp, Anchor and the proposed transaction.  This document and other documents relating to the merger filed by FS Bancorp can be obtained free of charge from the SEC's website at www.sec.gov.  These documents also can be obtained free of charge by accessing 1st Security Bank's website at www.fsbwa.com under the tab "Investor Relations" and then under "SEC Filings."  Alternatively, these documents can be obtained free of charge from FS Bancorp upon written request to FS Bancorp, Inc., Attn: Investor Relations, 6920 220th St SW, Mountlake Terrace, Washington, 98043 or by calling (425) 771-5299 or from Anchor, upon written request to Anchor Bancorp, Attn: Investor Relations, 601 Woodland Square Loop SE, Lacey, WA, 98503 or by calling (360) 491-2250.
Participants In The Solicitation
FS Bancorp, Anchor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Anchor shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of FS Bancorp may be found in the definitive proxy statement of FS Bancorp filed with the SEC by FS Bancorp on March 28, 2018.  This definitive proxy statement can be obtained free of charge from the sources indicated above.  Information about the directors and executive officers of Anchor is included in the proxy statement/prospectus filed with the SEC. Additional information regarding the interests of these participants is also included in the proxy statement/prospectus regarding the proposed transaction.

ITEM 9.01 – Financial Statements and Exhibits.

(d) –Exhibits

The following exhibit is being filed herewith and this list shall constitute the exhibit index:

Exhibit No.	Description

99.1	Joint Press Release dated September 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2018	FS BANCORP, INC.

/s/ Matthew D. Mullet
Matthew D. Mullet Chief Financial Officer (Principal Financial and Accounting Officer)